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                               12b-25 121499 (1)
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One):

[ ] Form 10-K and Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR
For Period Ended:  July 31, 2000
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period
Ended:


     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.


Part I--Registrant Information
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Full Name of Registrant:  PacketPort.Com
Former Name if Applicable: Linkon Corporation
Applicable

587 Connecticut Ave.


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                               12b-25 121499 (1)

Address of Principal Executive Office (Street and Number)

Norwalk, CT 06854
City, State and Zip Code

Part II--Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[x]      (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


Part III--Narrative


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Form QSB for the quarter ended July 31, 2000 cannot be completed on a timely basis without unreasonable effort or expense to complete appropriate review, and is expected to be filed prior to September 20, 2000.

Form 10KSB was delayed because of recent settlements with creditors; which have increased the procedures during the year end audit.

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                               12b-25 121499 (1)





Part IV--Other Information


(1) Name and telephone number of person to contact in regard to this notification:

          Robert H. Jaffe           (973)                      467-2246

            (Name)                  (Area Code)                 (Telephone #)





(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [x] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [ ] Yes   [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                       PacketPort.Com

                                       Dated : September 14, 2000
                                       By: /s/




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